

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 15, 2019

Via E-mail
Mr. Madhukar Dayal
Chief Financial Officer
Santander Holdings USA, Inc.
75 State Street
Boston, MA 02109

Re: Santander Holdings USA, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 20, 2017
File No. 001-16581

Dear Mr. Dayal:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Associate Chief Accountant